EXHIBIT C-6

Department of Finance Canada
Ministère des Finances Canada

Annual Financial Report
of the Government of Canada

FISCAL YEAR 2012–2013

Canada

©Her Majesty the Queen in Right of Canada (2013)

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shall be addressed to Public Works and Government Services Canada.

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Cat. No.: F1-25/2013E-PDF

Annual Financial Report

TABLE OF CONTENTS

Report Highlights	5

Revenues	14

Expenses	16

The Budgetary Balance and Financial Source/Requirement	21

Federal Debt	23

Comparison of Actual Budgetary Outcomes to Projected Results	25

Annex — OECD Measure of Total Government Net Debt	27

Independent Auditor’s Report	29

Condensed Consolidated Financial Statements of the Government of Canada	31

Fiscal Year 2012–2013

NOTE TO READERS

The financial results in this report are based on the audited consolidated financial statements of the Government of Canada for the fiscal year ended March 31, 2013, the condensed form of which is included in this report. For the 15th consecutive year, the Government has received an unmodified audit opinion from the Auditor General of Canada on the consolidated financial statements. The complete consolidated financial statements will be set out in the Public Accounts of Canada 2013 when tabled in Parliament.

The Fiscal Reference Tables have been updated to incorporate the results for 2012–13 as well as historical revisions to the National Economic and Financial Accounts published by Statistics Canada.

Annual Financial Report

REPORT HIGHLIGHTS

•

The Government posted a budgetary deficit of $18.9 billion for the fiscal year ended March 31, 2013, down from a budgetary deficit of $26.3 billion in 2011–12 and down by nearly two-thirds from the $55.6-billion budgetary deficit in 2009–10.

•

Revenues increased by $7.5 billion, or 3.0 per cent, from 2011–12, primarily reflecting higher economic activity. Program expenses increased by $2.1 billion, or 0.9 per cent. Public debt charges were down $1.9 billion, or 6.2 per cent.

•

The federal debt (the difference between total liabilities and total assets) stood at $602.4 billion at March 31, 2013. The federal debt-to-GDP (gross domestic product) ratio was 33.1 per cent, down from 33.2 per cent a year earlier.

•

As reported by the Organisation for Economic Co-operation and Development (OECD), Canada’s total government net debt-to-GDP ratio, which includes the net debt of the federal, provincial/territorial and local governments, as well as the net assets held in the Canada Pension Plan and Québec Pension Plan, stood at 34.5 per cent in 2012. This is the lowest level among Group of Seven (G-7) countries, which the OECD expects will record an average net debt of 87.0 per cent of GDP for the same year.

•	For the 15th consecutive year, the Government has received an unmodified audit opinion from the Auditor General of Canada on the consolidated financial statements.

Fiscal Year 2012–2013

Table 1

Financial Highlights

$ billions

	2011–12 Restated[1]	2012–13

Budgetary transactions
Revenues	249.1	256.6
Expenses
Program expenses	244.3	246.4
Public debt charges	31.1	29.2
Total expenses	275.4	275.6
Budgetary balance	-26.3	-18.9
Non-budgetary transactions	-6.1	-11.5
Financial source/requirement	-32.4	-30.5
Net change in financing activities	35.2	40.6
Net change in cash balances	2.8	10.2
Cash balance at end of period	17.1	27.3

Financial position
Total liabilities	969.1	1,010.8
Total financial assets	317.6	339.4
Net debt	651.5	671.4
Non-financial assets	68.0	68.9
Federal debt (accumulated deficit)	583.6	602.4

Financial results (% of GDP)
Revenues	14.2	14.1
Program expenses	13.9	13.5
Public debt charges	1.8	1.6
Budgetary balance	-1.5	-1.0
Federal debt (accumulated deficit)	33.2	33.1

Note: Numbers may not add due to rounding.

1	Certain comparative figures have been reclassified as a result of an accounting change for tax revenues and to conform to the current year’s presentation. In addition, certain other comparative figures have been restated to reflect the recording of an obligation for accumulated sick leave entitlements, as discussed in Note 3 of the condensed consolidated financial statements.

Annual Financial Report

Economic Highlights1

The global economic environment continued to remain fragile and uncertain over the course of 2012. Global growth slowed to 3.1 per cent in 2012 following growth of 3.9 per cent in 2011, as economic activity contracted in the euro area and growth in emerging and developing economies slowed. In addition, the U.S. recovery continued to be sluggish, reflecting ongoing household deleveraging, spillovers from the European sovereign debt and banking crisis, and U.S. fiscal policy uncertainty.

The Canadian economy was not immune to the impact of these external developments, posting modest real GDP growth of 1.7 per cent in 2012 following growth of 2.5 per cent in 2011. Canadian economic growth during 2012 was largely driven by sustained strength in demand from Canadian households and businesses, which more than offset weakness in the external sector.

During the first half of 2013, economic activity continued to grow at a modest pace, with real GDP rising by 2.2 per cent (annual rate) in the first quarter and 1.7 per cent in the second quarter. Economic growth remained stable during the second quarter despite the severe flooding in southern and central Alberta and strikes in the Quebec construction sector.

Despite the fragile global economic environment, real GDP as of the second quarter of 2013 is 5.5 per cent higher than its pre-recession level. This economic recovery has underpinned a strong rebound in Canada’s labour market, with over a million more Canadians now working than in July 2009, when the recovery began—an increase of 6.1 per cent. Canada has outperformed all other G-7 economies in economic growth since the start of the global recession, and has recorded the strongest growth in job creation over the recovery.

The impact of the slowing global economy has been reflected in the evolution of expectations for nominal GDP, which is the broadest single measure of the tax base. At the time of Budget 2012, private sector economists expected nominal GDP to expand by 4.6 per cent in 2012 and 4.4 per cent in 2013. However, in response to weakening global economic prospects and declining commodity prices through 2012, actual nominal GDP growth was 3.4 per cent in 2012, while in a June 2013 survey, private sector economists lowered their expectations for nominal GDP growth in 2013 to 3.1 per cent.

The average of private sector economic forecasts has been used as the basis for fiscal planning since 1994 and introduces an element of independence into the Government’s fiscal forecast. This practice has been supported by international organizations such as the International Monetary Fund.

Table 2

Private Sector Forecasts of Nominal GDP Growth

per cent

	2012	2013

March 2012 survey/Budget 2012	4.6	4.4
March 2013 survey/Budget 2013	3.1	3.3
June 2013 survey	3.4	3.1

Note: 2012 values for the March 2013 and June 2013 surveys are actual. They differ due to Statistics Canada revisions.

1	This section incorporates data available up to and including September 6, 2013.

Fiscal Year 2012–2013

Looking ahead, there continue to be downside risks to the Canadian outlook, reflecting the ongoing sovereign debt and banking crisis in the euro area and continued fiscal policy uncertainty in the United States. While Canada’s economic performance over the past year has been resilient, any setbacks in the global economic recovery can be expected to have an impact on Canada.

The Budgetary Balance

The Government posted a budgetary deficit of $18.9 billion in 2012–13, down from the $26.3-billion deficit recorded in 2011–12.

Revenues were up $7.5 billion, or 3.0 per cent, from the prior year, reflecting increases in income tax revenues and EI premium revenues, which were offset in part by a decrease in other revenues.

Expenses were up $0.2 billion, or 0.1 per cent, from the prior year. Program expenses increased by $2.1 billion, reflecting increases in major transfers to persons and other levels of government, offset in part by a decrease in direct program expenses. Public debt charges decreased by $1.9 billion, or 6.2 per cent, from the prior year, reflecting a lower effective interest rate on the stock of interest-bearing debt.

To enhance the comparability of financial results over time and across jurisdictions, the budgetary balance and its components are often presented as a percentage of GDP.2 The following chart shows the budgetary balance as a percentage of GDP since 1984–85. In 2012–13, the deficit was 1.0 per cent of GDP, down from 1.5 per cent a year earlier, and down more than two-thirds since 2009–10.

2	GDP values used throughout this document have been restated to reflect historical revisions to the Canadian System of National Accounts released on October 1, 2012 by Statistics Canada.

Annual Financial Report

Federal Debt

The federal debt (accumulated deficit) is the difference between the Government’s total liabilities and its total assets. At the end of 2012–13, the federal debt stood at $602.4 billion.

Table 3

Federal Debt (Accumulated Deficit)

$ millions

	2011–12 Restated[1]	2012–13	Net change

Federal debt at beginning of year – as previously reported	553,664	582,176	28,512
Restatement of accumulated sick leave entitlements[1]	1,341	1,400	59
Federal debt at beginning of year – as restated	555,005	583,576	28,571
Annual deficit	26,279	18,929	-7,350
Other comprehensive income (-) or loss	2,292	-64	-2,356
Federal debt at end of year	583,576	602,441	18,865

[1]	Additional information regarding this restatement can be found in Note 3 of the condensed consolidated financial statements.

The opening balance of the federal debt in 2011–12 and 2012–13 has been restated to reflect the recording, for the first time, of an obligation for accumulated sick leave entitlements of public sector employees that are anticipated to be used in the future. During 2012–13, the Government of Canada reviewed its approach for the evaluation, accounting and reporting of accumulated sick leave entitlements. In the past, the Government recognized sick leave benefit expenses when they were used by employees, and no liability for accumulated sick leave benefits was recorded in the consolidated financial statements. In 2012–13, an actuarial valuation was performed to measure the accumulated sick leave entitlements that are anticipated to be used in future years. As a result of this valuation, an obligation has been recorded for accumulated sick leave entitlements, with a restatement of the prior year’s results.

This restatement has led to an increase in the Government’s obligation for other employee and veteran future benefits, with a resulting $1.3-billion increase in the opening balance of the federal debt in 2011–12 and an increase of $0.1 billion in the 2011–12 annual deficit, for a total increase of $1.4 billion in the opening balance of the federal debt in 2012–13.

The federal debt increased by $18.9 billion in 2012–13, reflecting the 2012–13 budgetary deficit, offset slightly by $0.1 billion in other comprehensive income. The $0.1 billion in other comprehensive income reflects $0.7 billion in net unrealized gains on available-for-sale financial assets, including gains on the revaluation of the Government’s holdings of General Motors common shares, largely offset by $0.6 billion in net actuarial losses on pension and other employee future benefits recorded by enterprise Crown corporations and other government business enterprises.

Fiscal Year 2012–2013

The following chart shows the federal debt as a percentage of GDP since 1991–92. The federal debt stood at 33.1 per cent of GDP in 2012–13, down from 33.2 per cent in 2011–12 and less than half of its post– World War II peak of 67.1 per cent at March 31, 1996.

Annual Financial Report

Measures of Government Debt

The consolidated financial statements of the Government of Canada are presented on an accrual basis of accounting. On this basis, there are several generally accepted definitions of government debt.

Net debt represents the total liabilities of the Government less its financial assets. Financial assets include cash and cash equivalents, accounts receivable, foreign exchange accounts, and loans, investments and advances.

The accumulated deficit is equal to total liabilities less total assets—both financial and non-financial. Non-financial assets include tangible capital assets, such as land and buildings, inventories and prepaid expenses. The annual change in the accumulated deficit is equal to the budgetary balance plus other comprehensive income or loss.

Other comprehensive income or loss represents certain unrealized gains or losses on financial instruments and certain actuarial gains and losses related to pensions and other employee future benefits reported by enterprise Crown corporations and other government business enterprises. In accordance with Canadian public sector accounting standards, other comprehensive income or loss is not included in the Government’s annual budgetary balance, but is instead recorded directly to the accumulated deficit.

The federal debt, referred to in the budget documents and the Annual Financial Report of the Government of Canada, is the accumulated deficit. It is the federal government’s main measure of debt. The following table shows net debt and the federal debt at March 31, 2013.

Net Debt and the Federal Debt at March 31, 2013

	($ billions)	(% of GDP)

Total liabilities	1,010.8	55.5
Less: Financial assets	339.4	18.6
Net debt	671.4	36.9
Less: Non-financial assets	68.9	3.8
Federal debt (accumulated deficit)	602.4	33.1

Net Debt

The net debt is the difference between the Government’s total liabilities and its financial assets. Under this measure of debt, liabilities are reduced only by financial assets as non-financial assets cannot normally be converted to cash to pay off the debt without disrupting government operations. At the end of 2012–13, the Government’s net debt stood at $671.4 billion, up $19.8 billion from 2011–12.

The net debt ratio, net debt expressed as a percentage of GDP, measures debt relative to the ability of the country’s taxpayers to finance it. The following chart shows the net debt ratio since 1991–92. The ratio stood at 36.9 per cent in 2012–13, down from 37.0 per cent a year earlier, and down 35.6 percentage points from its peak of 72.5 per cent in the mid-1990s.

Fiscal Year 2012–2013

International Comparisons of Government Debt

International comparisons of net debt are made on a total government, National Accounts basis, which for Canada includes the net debt of federal, provincial/territorial and local governments, as well as the net assets held in the Canada Pension Plan and Québec Pension Plan. Further details on the calculation of Canada’s net debt, along with a reconciliation of federal net debt on a National Accounts basis and a Public Accounts basis, are provided in the annex.

Annual Financial Report

Canada’s total government net debt-to-GDP ratio stood at 34.5 per cent in 2012, as shown in the following chart. This is by far the lowest level among G-7 countries, which the OECD estimates will record an average net debt of 87.0 per cent of GDP for that same year.

Financial Source/Requirement

The financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance, which measures revenues and expenses as they are earned or incurred rather than when the associated cash is received or paid.

There was a financial requirement of $30.5 billion in 2012–13, compared to a financial requirement of $32.4 billion in 2011–12.

Fiscal Year 2012–2013

REVENUES

Revenues totalled $256.6 billion in 2012–13, up $7.5 billion, or 3.0 per cent, from 2011–12 (Table 4). The increase over the prior year was due primarily to growth in personal income tax revenues, corporate income tax revenues and EI premium revenues. These increases were partially offset by lower other revenues.

The following chart illustrates the composition of revenues for 2012–13. The largest source of federal revenues is personal income tax revenues, which accounted for 49.0 per cent of total revenues in 2012–13. The second largest source was corporate income tax revenues at 13.6 per cent. Goods and Services Tax (GST) revenues were 11.2 per cent of revenues while other taxes and duties were 5.8 per cent. Other revenues contributed 10.5 per cent of revenues in 2012–13, EI premium revenues contributed 7.9 per cent, and non-resident income tax revenues made up the remaining 2.0 per cent of revenues.

Personal income tax revenues increased by $5.2 billion, or 4.3 per cent, in 2012–13, reflecting gains in personal income.

Despite reductions in the corporate income tax rate, corporate income tax revenues increased by $1.3 billion, or 4.0 per cent, in 2012–13, reflecting growth in corporate taxable income.

Non-resident income tax revenues were down $0.2 billion, or 4.3 per cent, in 2012–13, largely due to prior-year reassessments.

Other taxes and duties increased by $0.4 billion, or 1.0 per cent, from the prior year, driven by a $0.5-billion, or 1.6-per-cent, increase in GST revenues reflecting moderate growth in household spending. Energy taxes and customs import duties each increased by $0.1 billion, while other excise taxes and duties decreased by $0.2 billion due to lower tobacco duties.

Annual Financial Report

EI premium revenues increased by $1.8 billion, or 9.9 per cent, from the previous year, reflecting growth in insurable earnings and premium rates of $1.83 and $1.88 per $100 of insurable earnings for 2012 and 2013, respectively.

Other revenues decreased by $1.1 billion, or 3.8 per cent, in 2012–13. This decline was largely attributable to a $0.6-billion decrease in revenues from Crown corporations and a $0.3-billion decrease in other program revenues, reflecting a decrease in offshore resource royalties collected on behalf of the provinces. The decline in offshore resource royalties has no overall impact on the budgetary balance as these royalties are transferred to provinces, giving rise to an offsetting reduction in expenses.

The revenue ratio—revenues as a percentage of GDP—compares the total of all federal revenues to the size of the economy. This ratio is influenced by changes in statutory tax rates and by economic developments. The following chart illustrates the revenue ratio since 1991–92. The ratio stood at 14.1 per cent in 2012–13, broadly unchanged from 2011–12. The revenue ratio has been declining gradually since 2001–02, and is down significantly from an average of 18 per cent over the period 1996–97 to 2000–01. This longer-term decline is due primarily to tax reduction measures. Since 2008–09, the revenue ratio has averaged just over 14 per cent, its lowest level in more than 50 years.

Fiscal Year 2012–2013

Table 4

Revenues

	2011–12	2012–13	Net change
	($ millions)	($ millions)	($ millions)	(%)

Tax revenues
Income tax
Personal	120,537	125,728	5,191	4.3
Corporate	33,641	34,986	1,345	4.0
Non-resident	5,300	5,073	-227	-4.3
Total	159,478	165,787	6,309	4.0
Other taxes and duties
Goods and Services Tax	28,370	28,821	451	1.6
Energy taxes	5,328	5,381	53	1.0
Customs import duties	3,862	3,979	117	3.0
Other excise taxes and duties	5,546	5,370	-176	-3.2
Total	43,106	43,551	445	1.0
Total tax revenues	202,584	209,338	6,754	3.3

Employment Insurance premium revenues	18,556	20,395	1,839	9.9

Other revenues
Crown corporations	12,024	11,448	-576	-4.8
Other programs	14,274	13,952	-322	-2.3
Net foreign exchange	1,669	1,502	-167	-10.0
Total	27,967	26,902	-1,065	-3.8
Total revenues	249,107	256,635	7,528	3.0

Notes: Numbers may not add due to rounding. Certain comparative figures have been reclassified as a result of an accounting change for tax revenues, as discussed in Note 3 of the condensed consolidated financial statements, and to conform to the current year’s presentation.

EXPENSES

Expenses consist of program expenses and public debt charges. In 2012–13, expenses amounted to $275.6 billion, up $0.2 billion, or 0.1 per cent, from 2011–12.

The chart below shows the composition of expenses for 2012–13. Major transfers to persons (elderly, EI and children’s benefits) and major transfers to other levels of government (the Canada Health Transfer, the Canada Social Transfer, fiscal arrangements, transfers to provinces on behalf of Canada’s cities and communities, and other transfers) were the two largest components of expenses in 2012–13, representing 25.5 per cent and 21.2 per cent of expenses, respectively.

The remaining elements of program expenses (other transfer payments, Crown corporation expenses, and operating expenses of departments and agencies) make up the Government’s direct program expenses. Operating costs of government departments and agencies, excluding National Defence, made up 18.3 per cent of total expenses in 2012–13. Operating costs include items such as salaries and benefits, amortization of facilities and equipment, and supplies. Operating expenses of National Defence accounted for 8.3 per cent of expenses. Other transfer payments, which include transfers to Aboriginal peoples, assistance to farmers, students and businesses, support for research and development, and foreign aid and international assistance, made up 12.6 per cent of total expenses in 2012–13, and Crown corporation expenses accounted for 3.5 per cent of expenses.

Annual Financial Report

Public debt charges amounted to 10.6 per cent of expenses in 2012–13. This is down from a peak of nearly 30 per cent in the mid-1990s, when public debt charges were the largest component of spending.

Program expenses amounted to $246.4 billion in 2012–13, up $2.1 billion, or 0.9 per cent, from 2011–12 (Table 5).

Within program expenses, major transfers to persons increased by $1.9 billion, or 2.8 per cent, in 2012–13.

•

Elderly benefits consist of Old Age Security and Guaranteed Income Supplement and Allowance payments. Total benefits were up $2.2 billion, or 5.8 per cent, in 2012–13, reflecting growth in the elderly population and changes in consumer prices, to which benefits are fully indexed.

•

EI benefits consist of regular benefits, special benefits (sickness, maternity, parental, adoption and fishing) and work-sharing agreements. Total benefits decreased by $0.5 billion, or 3.1 per cent, in 2012–13, due mainly to a decrease in the number of beneficiaries, reflecting in part improved labour market conditions.

•	Children’s benefits, which include the Canada Child Tax Benefit and the Universal Child Care Benefit, increased by $0.2 billion, or 2.0 per cent.

Major transfers to other levels of government include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), fiscal arrangements (Equalization, transfers to the territories, a number of smaller transfer programs and the Quebec Abatement), transfers to provinces on behalf of Canada’s cities and communities, and other transfers. These transfers increased by $1.6 billion, or 2.8 per cent, compared to 2011–12.

Fiscal Year 2012–2013

•

The CHT and CST—block-funded transfers—support health care, post-secondary education, social assistance and social services, including early childhood development. These programs provide support in the form of cash and tax transfers to the provinces and territories. Transfers in support of health and other social programs increased by $2.1 billion in 2012–13, or 5.4 per cent.

•

Total entitlements under fiscal arrangements increased by $0.3 billion in 2012–13, largely reflecting legislated growth in Equalization and Territorial Formula Financing payments, offset in part by the expiration of the offshore offset payment to Newfoundland and Labrador in 2011–12 and by a $0.2-billion increase in the Quebec Abatement, which increased from $3.9 billion in 2011–12 to $4.1 billion in 2012–13.

•

Funds transferred to provinces, territories and municipal associations on behalf of Canada’s cities and communities decreased by $0.2 billion in 2012–13, reflecting in part delays in the receipt of audited annual expenditure reports from Gas Tax Fund recipients, which are required under the funding agreements. These funds will be available to these partners once they have provided these reports.

•

Other transfers decreased by $0.6 billion, largely reflecting a one-time $2.2-billion expense in 2011–12 related to federal assistance to Quebec for sales tax harmonization, offset in part by the recording, also in 2011–12, of $1.6 billion receivable from British Columbia for the repayment of Harmonized Sales Tax transitional assistance.

Direct program expenses include transfer payments to individuals and other organizations not included in major transfers to persons and other levels of government, and other direct program expenses, which consist of operating expenses of National Defence, other departments and agencies, and expenses of Crown corporations. Direct program expenses decreased from $119.1 billion in 2011–12 to $117.7 billion in 2012–13, or 1.2 per cent.

•

Transfer payments decreased by $2.9 billion, or 7.6 per cent, from the prior year. This decrease reflects a number of factors including: a decline in infrastructure transfers, consistent with the wind-down of the stimulus provided through the stimulus phase of Canada’s Economic Action Plan; a decrease in offshore resource royalties transferred to the provinces; the expiration of the Pulp and Paper Green Transformation Program; and a decrease in transfers to provincial and territorial governments under disaster financial assistance arrangements.

•

Other direct program expenses increased from $81.4 billion in 2011–12 to $82.9 billion in 2012–13, up $1.5 billion, or 1.8 per cent. Absent the impact of the adjustment to Atomic Energy of Canada Limited’s liability for nuclear decommissioning and waste management discussed below, other direct program expenses decreased by $0.6 billion, or 0.8 per cent.

–	Expenses related to Crown corporations increased by $1.3 billion, or 16.0 per cent, compared to 2011–12, as decreases in expenses recorded by several corporations were more than offset by a $2.1-billion revaluation loss recorded by Atomic Energy of Canada Limited to reflect an updated estimate of the corporation’s liability for nuclear decommissioning and waste management. This adjustment follows a comprehensive review by the corporation of its long-term decommissioning strategy and related cost estimate. The last comprehensive review of this nature was completed in 2005.

–	National Defence expenses increased by $0.2 billion, or 0.9 per cent.

–	All other departmental and agency expenses decreased by $33 million, or 0.1 per cent.

Public debt charges decreased by $1.9 billion, or 6.2 per cent, to $29.2 billion in 2012–13, reflecting a decrease in the average effective interest rate on the stock of interest-bearing debt.

Annual Financial Report

The following chart illustrates the interest ratio (public debt charges as a percentage of revenues) since 1991–92. This ratio has been decreasing in recent years, falling from 34.8 per cent in 1991–92 to 11.4 per cent in 2012–13. This means that, in 2012–13, the Government spent approximately 11 cents of every revenue dollar on interest on the public debt. The lower the ratio, the more flexibility the Government has to address the key priorities of Canadians.

Fiscal Year 2012–2013

Table 5

Expenses

	2011–12 Restated[1]	2012–13	Net change
	($ millions)	($ millions)	($ millions)	(%)

Major transfers to persons
Elderly benefits	38,045	40,255	2,210	5.8
Employment Insurance benefits	17,647	17,099	-548	-3.1
Children’s benefits	12,726	12,975	249	2.0
Total	68,418	70,329	1,911	2.8

Major transfers to other levels of government
Support for health and other social programs	38,688	40,772	2,084	5.4
Fiscal arrangements	15,259	15,595	336	2.2
Canada’s cities and communities	2,206	1,964	-242	-11.0
Other transfers	641	39	-602	-93.9
Total	56,794	58,370	1,576	2.8

Direct program expenses
Other transfer payments	37,720	34,862	-2,858	-7.6
Other direct program expenses
Crown corporations	8,198	9,512	1,314	16.0
National Defence	22,783	22,978	195	0.9
All other departments and agencies	50,393	50,360	-33	-0.1
Total other direct program expenses	81,374	82,850	1,476	1.8
Total direct program expenses	119,094	117,712	-1,382	-1.2
Total program expenses	244,306	246,411	2,105	0.9
Public debt charges	31,080	29,153	-1,927	-6.2
Total expenses	275,386	275,564	178	0.1

Note: Numbers may not add due to rounding.

1	Certain comparative figures have been reclassified as a result of an accounting change for tax revenues and to conform to the current year’s presentation. In addition, certain other comparative figures have been restated to reflect the recording of an obligation for accumulated sick leave entitlements, as discussed in Note 3 of the condensed consolidated financial statements.

Annual Financial Report

THE BUDGETARY BALANCE AND FINANCIAL SOURCE/REQUIREMENT

The budgetary balance is the most comprehensive measure of the federal government’s fiscal results. It is presented on an accrual basis of accounting, recording government expenses when they are incurred, regardless of when the cash payment is made, and recording tax revenues when earned, regardless of when the cash is received.

In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance in that it includes cash transactions in loans, investments and advances, public sector pension accounts, other specified purpose accounts, foreign exchange activities, and changes in other financial assets, liabilities and non-financial assets. These activities are included as part of non-budgetary transactions.

Non-budgetary transactions also include adjustments for the effects of non-cash items included in the budgetary balance and for any accruals of past or future cash receipts or payments. Examples of non-cash items include amortization of tangible capital assets, pension expenses not funded in the period, and the recognition of previously deferred revenue.

Non-budgetary transactions resulted in a net requirement for funds amounting to $11.5 billion in 2012–13, compared to a net requirement for funds of $6.1 billion in 2011–12.

With a budgetary deficit of $18.9 billion and a net requirement from non-budgetary transactions of $11.5 billion, there was a financial requirement of $30.5 billion in 2012–13, compared to a financial requirement of $32.4 billion in 2011–12 (Table 6).

The Government financed this financial requirement of $30.5 billion and increased its cash balances by $10.2 billion by increasing unmatured debt by $40.6 billion. The increase in debt was achieved largely through the issuance of marketable bonds and treasury bills.

Cash balances at the end of March 2013 stood at $27.3 billion, up $10.2 billion from their level at the end of March 2012, reflecting increased cash balances held under the prudential liquidity plan. In Budget 2011, the Government announced its intention to increase its liquidity position by $35 billion over a three-year period beginning in 2011–12. The increased liquidity is held in the form of foreign exchange reserves and government deposits with financial institutions and the Bank of Canada. Once the prudential liquidity plan is fully implemented, the Government’s overall liquidity levels will cover at least one month of the net projected cash flows, including coupon payments and debt refinancing needs.

Fiscal Year 2012–2013

Table 6

Budgetary Balance, Financial Source/Requirement and Net Financing Activities

$ billions

	2011–12 Restated[1]	2012–13

Deficit for the year	-26.3	-18.9

Non-budgetary transactions
Pensions and other accounts
Public sector pensions	2.8	2.8
Other employee and veteran future benefits	2.4	5.4
Other liabilities	0.6	-0.9
Total	5.8	7.3

Non-financial assets	-1.4	-1.0

Loans, investments and advances	0.0	-3.5

Other transactions
Accounts payable, receivable, accruals and allowances	-2.0	-12.6
Foreign exchange activities	-8.5	-1.8
Total	-10.5	-14.3

Total non-budgetary transactions	-6.1	-11.5

Financial requirement	-32.4	-30.5

Net change in financing activities
Marketable bonds (Canadian currency)	32.1	20.9
Treasury bills	0.2	17.5
Retail debt	-1.2	-1.4
Other	4.1	3.7
Total	35.2	40.6

Change in cash balances	2.8	10.2

Cash at end of year	17.1	27.3

Note: Numbers may not add due to rounding.

[1]

Certain comparative figures have been restated to reflect the recording of an obligation for accumulated sick leave entitlements, as discussed in Note 3 of the condensed consolidated financial statements.

Annual Financial Report

FEDERAL DEBT

Liabilities

The Government’s liabilities consist of interest-bearing debt and accounts payable and accrued liabilities. Interest-bearing debt includes unmatured debt, liabilities for pensions and other employee future benefits, and other liabilities. At March 31, 2013, interest-bearing debt amounted to $892.0 billion, up $47.9 billion from a year earlier (Table 7). Within interest-bearing debt, unmatured debt increased by $40.6 billion while liabilities for pensions and other employee future benefits increased by $8.1 billion. Other liabilities, which include deposit and trust accounts and other specified purpose accounts, decreased by $0.9 billion. The increase in unmatured debt, mainly marketable bonds and treasury bills, primarily reflects financing requirements associated with the budgetary deficit as well as borrowing requirements to implement the Government’s prudential liquidity plan.

Accounts payable and accrued liabilities amounted to $118.7 billion at March 31, 2013, down $6.3 billion from the close of 2011–12. This decrease is mainly due to a reduction in other accounts payable and accrued liabilities, offset in part by an increase in taxes payable and environmental liabilities. Other accounts payable and accrued liabilities decreased by $11.9 billion in 2012–13, driven in large part by a $7.1-billion decrease in liabilities under provincial, territorial and Aboriginal tax agreements, reflecting the acceleration of payments to provinces for corporate income tax revenues during 2012–13, the settlement of prior years’ tax assessments, and timing differences. The remaining decrease in accounts payable and accrued liabilities is due to a number of factors including the payment of $0.7 billion to Quebec for sales tax harmonization assistance accrued in 2011–12 and the amortization of deferred spectrum licence fees received in 2008–09, which are being recognized as part of other revenues on a straight-line basis over the 10-year term of the licences. Taxes payable increased by $3.9 billion in 2012–13, from $51.0 billion at March 31, 2012 to $54.9 billion at March 31, 2013. Environmental liabilities increased by $2.2 billion in 2012–13, largely reflecting the increase in Atomic Energy of Canada Limited’s liability for nuclear decommissioning and waste management.

Assets

The Government’s assets consist of financial assets (cash and other accounts receivable, including tax receivables, foreign exchange accounts, and loans, investments and advances) and non-financial assets (tangible capital assets, inventories and prepaid expenses). Financial assets totalled $339.4 billion at March 31, 2013, up $21.8 billion from March 31, 2012. Cash and other accounts receivable increased by $10.4 billion, largely reflecting increased cash balances held under the prudential liquidity plan. Tax receivables increased by $6.1 billion, reflecting growth in tax revenues, while foreign exchange accounts increased by $1.8 billion. The Government’s investments in enterprise Crown corporations and other government business enterprises increased by $3.6 billion in 2012–13, as the increase in the value of the Government’s investments due to net profits recorded by these corporations and enterprises during the year was offset in part by dividends paid by Crown corporations to the Government during the year. Loans and advances to enterprise Crown corporations decreased by $0.9 billion in 2012–13, due mainly to a decrease in loans to Crown corporations under the consolidated borrowing framework. Other loans, investments and advances increased by $0.9 billion, from $22.3 billion to $23.1 billion, reflecting in large part an increase in loans outstanding under the Canada Student Loans Program.

The Government’s net debt (total liabilities less financial assets) stood at $671.4 billion at March 31, 2013, up $19.8 billion from March 31, 2012.

Non-financial assets amounted to $68.9 billion at March 31, 2013, up $1.0 billion from March 31, 2012.

Fiscal Year 2012–2013

Federal Debt (Accumulated Deficit)

With total liabilities of $1.0 trillion, financial assets of $339.4 billion and non-financial assets of $68.9 billion, the federal debt (accumulated deficit) stood at $602.4 billion at March 31, 2013, up $18.9 billion from March 31, 2012. The federal debt stood at 33.1 per cent of GDP at March 31, 2013, down from 33.2 per cent the previous year.

Table 7

Outstanding Debt at Year-End

$ billions

	2011–12 Restated[1]	2012–13

Liabilities
Accounts payable and accrued liabilities	125.0	118.7
Interest-bearing debt
Unmatured debt	626.4	667.0
Pensions and other employee future benefits	210.8	219.0
Other liabilities	6.9	6.0
Total interest-bearing debt	844.1	892.0
Total liabilities	969.1	1,010.8

Financial assets
Cash and other accounts receivable	21.7	32.0
Tax receivables	86.0	92.1
Foreign exchange accounts	57.0	58.8
Loans, investments and advances	152.9	156.5
Total financial assets	317.6	339.4
Net debt	651.5	671.4

Non-financial assets
Tangible capital assets	59.0	60.2
Inventories	7.0	7.5
Prepaid expenses	1.9	1.2
Total non-financial assets	68.0	68.9
Federal debt (accumulated deficit)	583.6	602.4

Note: Numbers may not add due to rounding.

[1]

Certain comparative figures have been restated to reflect the recording of an obligation for accumulated sick leave entitlements, as discussed in Note 3 of the condensed consolidated financial statements.

Annual Financial Report

COMPARISON OF ACTUAL BUDGETARY OUTCOMES

TO PROJECTED RESULTS

This section compares the actual outcome for the major components of the budgetary balance for 2012–13 to the Government’s most recent projections for 2012–13 set out in the March 2013 budget. The Government estimated a deficit of $25.9 billion for 2012–13 in the March 2013 budget. The final audited budgetary deficit for 2012–13 was $18.9 billion.

Revenues were $1.9 billion, or 0.7 per cent, higher than expected, reflecting higher-than-expected corporate income tax and other revenues, which were only partially offset by lower-than-expected revenues from personal income taxes and other taxes and duties.

Program expenses were $5.2 billion, or 2.1 per cent, lower than forecast, reflecting post–Budget 2013 developments, such as:

•	Lower-than-expected infrastructure transfers to provinces and municipalities. Unanticipated project delays resulted in the rescheduling of federal support for impacted projects.

•	A revision to the increase in Atomic Energy of Canada Limited’s liability for nuclear decommissioning and waste management.

•	Lower-than-expected resource royalty transfers to provinces resulting from lower offshore oil production due to platform closure and maintenance.

More importantly, many departments spent less than their appropriations in 2012–13. The 2012–13 results demonstrate a continuation of the trend of high departmental lapses in recent years.

Fiscal Year 2012–2013

Table 8

Comparison of Actual Outcomes to March 2013 Budget

$ billions

	Actual	March 2013 Budget[1]	Difference

Revenues
Personal income tax	125.7	126.2	-0.5
Corporate income tax	35.0	33.0	2.0
Non-resident income tax	5.1	5.2	-0.1
Other taxes and duties	43.6	44.1	-0.5
Employment Insurance premium revenues	20.4	20.1	0.2
Other revenues	26.9	26.1	0.8
Total	256.6	254.8	1.9
Program expenses
Major transfers to persons
Elderly benefits	40.3	40.1	0.2
Employment Insurance benefits	17.1	17.5	-0.4
Children’s benefits	13.0	12.9	0.1
Total	70.3	70.4	-0.1
Major transfers to other levels of government
Support for health and other social programs	40.8	40.8	0.0
Fiscal arrangements	15.6	15.6	0.0
Canada’s cities and communities	2.0	2.1	-0.2
Other transfers	0.0	0.0	0.0
Total	58.4	58.5	-0.2
Direct program expenses	117.7	122.6	-4.9
Total program expenses	246.4	251.6	-5.2
Public debt charges	29.2	29.0	0.1
Budgetary outcome/estimate	-18.9	-25.9	6.9

Note: Numbers may not add due to rounding.

[1]	Comparative figures from the March 2013 budget have been reclassified to conform to the presentation in the condensed consolidated financial statements.

Annual Financial Report

ANNEX

OECD MEASURE OF TOTAL GOVERNMENT NET DEBT

International comparisons of net debt are made on a total government, National Accounts basis, which for Canada includes the net debt of federal, provincial/territorial and local governments, as well as the net assets held in the Canada Pension Plan (CPP) and Québec Pension Plan (QPP).

The following table provides a breakdown of Canada’s net debt for 2011, the most recent complete year for which historical estimates have been published by the OECD.

Table 9

OECD Measure of Total Government Net Debt on a National Accounts Basis, 2011

	($ billions)	(% of GDP)

Total federal net debt	445.4	25.3
Add: Net debt of provincial/territorial and local governments	305.1	17.3
Net assets of the CPP/QPP	(183.6)	(10.4)
Total government net debt	566.8	32.2

Source: Statistics Canada.

The primary difference between National Accounts federal net debt as published by the OECD and federal net debt on a Public Accounts basis relates to the Government’s liabilities for federal public sector pensions and other employee and veteran future benefits. In order to enhance comparability, these liabilities are excluded from the measurement of Canada’s net debt for international comparison purposes as the vast majority of advanced economies do not record such liabilities. The following table presents a reconciliation between the two measures of federal net debt.

Table 10

Reconciliation of Federal Net Debt on a National Accounts and a Public Accounts Basis

	($ billions)	(% of GDP)

Net debt (Public Accounts basis)[1]	651.5	37.0
Less: Liability for public sector pensions	148.9	8.5
Liability for other employee and veteran future benefits[1]	61.9	3.5
Other[2]	(4.7)	(0.3)
Total federal net debt (National Accounts basis)	445.4	25.3

Sources: Statistics Canada; Public Accounts of Canada.

[1]	Amounts restated from figures shown in the Public Accounts of Canada 2012. Information regarding this restatement can be found in Note 3 of the condensed consolidated financial statements.

[2]

Other includes timing differences (National Accounts data are as of December 31), differences in the universe covered by each accounting system, and differences in accounting treatments of various transactions such as capital gains and asset valuations.

INDEPENDENT AUDITOR’S REPORT

To the Minister of Finance

The accompanying condensed consolidated financial statements, which comprise the condensed consolidated statement of financial position as at 31 March 2013, the condensed consolidated statement of operations and accumulated deficit, condensed consolidated statement of change in net debt and condensed consolidated statement of cash flow for the year then ended, and related notes, are derived from the audited consolidated financial statements of the Government of Canada for the year ended 31 March 2013. I expressed an unmodified audit opinion on those consolidated financial statements in my report dated 29 August 2013.

The condensed consolidated financial statements do not contain all the disclosures required by Canadian public sector accounting standards. Reading the condensed consolidated financial statements, therefore, is not a substitute for reading the audited consolidated financial statements of the Government of Canada.

The Government’s Responsibility for the Condensed Consolidated Financial Statements

The Government is responsible for the preparation of the condensed consolidated financial statements on the basis described in Note 1.

Auditor’s Responsibility

My responsibility is to express an opinion on the condensed consolidated financial statements based on my procedures, which were conducted in accordance with Canadian Auditing Standard (CAS) 810, “Engagements to Report on Summary Financial Statements”.

Opinion

In my opinion, the condensed consolidated financial statements derived from the audited consolidated financial statements of the Government of Canada for the year ended 31 March 2013 are a fair summary of those consolidated financial statements, on the basis described in Note 1.

Michael Ferguson, CPA, CA

FCA (New Brunswick)

Auditor General of Canada

29 August 2013

Ottawa, Canada

2 4 0 r u e S p a r k s S t r e e t , O t t a w a , O n t a r i o , K 1 A O G 6

Annual Financial Report

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OF THE GOVERNMENT OF CANADA

The fundamental purpose of these condensed consolidated financial statements is to provide an overview of the financial affairs and resources for which the Government is responsible under authority granted by Parliament. Responsibility for the integrity and objectivity of these condensed consolidated financial statements rests with the Government.

Table 11

Government of Canada

Condensed Consolidated Statement of Operations and Accumulated Deficit

for the Year Ended March 31, 2013

$ millions

	2013 Budget (Note 4)	2013 Actual	2012 Actual Restated (Note 3)

Revenues
Income tax revenues	166,449	165,787	159,478
Other taxes and duties	45,897	43,551	43,106
Employment insurance premiums	20,082	20,395	18,556
Other revenues	26,286	26,902	27,967
Total revenues	258,714	256,635	249,107

Expenses
Transfer payments
Old age security benefits and related payments	40,355	40,255	38,045
Major transfer payments to other levels of government	58,354	58,370	56,794
Employment insurance benefits	18,684	17,099	17,647
Children’s benefits	13,163	12,975	12,726
Other transfer payments	37,833	34,862	37,720
Total transfer payments	168,389	163,561	162,932
Other program expenses	80,598	82,850	81,374
Total program expenses	248,987	246,411	244,306
Public debt charges	30,826	29,153	31,080
Total expenses	279,813	275,564	275,386

Annual deficit	21,099	18,929	26,279

Accumulated deficit at beginning of year – as previously reported	583,576	582,176	553,664

Accounting changes and restatement (Note 3)
Accumulated sick leave entitlements		1,400	1,341

Accumulated deficit at beginning of year – as restated		583,576	555,005

Other comprehensive (income) loss		(64)	2,292

Accumulated deficit at end of year	604,675	602,441	583,576

Certain comparative figures have been reclassified to conform to the current year’s presentation.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Fiscal Year 2012–2013

Table 12

Government of Canada

Condensed Consolidated Statement of Financial Position

as at March 31, 2013

$ millions

	2013	2012 Restated (Note 3)

Liabilities
Accounts payable and accrued liabilities	118,744	125,003
Interest-bearing debt
Unmatured debt	667,000	626,352
Pensions and other future benefits	218,968	210,826
Other liabilities	6,046	6,933
Total interest-bearing debt	892,014	844,111
Total liabilities	1,010,758	969,114

Financial assets
Cash and accounts receivable	124,154	107,662
Foreign exchange accounts	58,759	56,997
Loans, investments and advances	156,482	152,920
Total financial assets	339,395	317,579
Net debt	671,363	651,535

Non-financial assets
Tangible capital assets	60,241	59,047
Other	8,681	8,912
Total non-financial assets	68,922	67,959
Accumulated deficit	602,441	583,576
Contractual obligations and contingent liabilities (Notes 5 and 6)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Annual Financial Report

Table 13

Government of Canada

Condensed Consolidated Statement of Change in Net Debt

for the Year Ended March 31, 2013

$ millions

	2013 Budget (Note 4)	2013 Actual	2012 Actual Restated (Note 3)

Net debt at beginning of year – as previously reported	651,535	650,135	620,245

Accounting changes and restatement (Note 3)
Accumulated sick leave entitlements		1,400	1,341
Net debt at beginning of year – as restated		651,535	621,586

Change in net debt during the year
Annual deficit	21,099	18,929	26,279
Acquisition of tangible capital assets	7,170	7,175	6,976
Amortization of tangible capital assets	(5,733)	(5,184)	(4,859)
Other	(400)	(1,028)	(739)
Net increase in net debt due to operations	22,136	19,892	27,657
Other comprehensive (income) loss		(64)	2,292
Net increase in net debt	22,136	19,828	29,949
Net debt at end of year	673,671	671,363	651,535

The accompanying notes are an integral part of these condensed consolidated financial statements.

Fiscal Year 2012–2013

Table 14

Government of Canada

Condensed Consolidated Statement of Cash Flow

for the Year Ended March 31, 2013

$ millions

	2013	2012 Restated (Note 3)

Cash used by operating activities
Annual deficit	(18,929)	(26,279)
Items not affecting cash	(2,691)	(2,713)
	(21,620)	(28,992)
Cash used by capital investment activities	(6,768)	(6,312)
Cash provided by investing activities	1,106	3,760
Cash provided by financing activities	37,480	34,364
Net increase in cash	10,198	2,820
Cash and cash equivalents at beginning of year	17,143	14,323
Cash and cash equivalents at end of year	27,341	17,143
Supplementary information
Cash used for interest	16,411	16,899

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements

of the Government of Canada

1. Applied Criteria in the Preparation of the Condensed Consolidated Financial Statements

The criteria applied by the Government in the preparation of these condensed consolidated financial statements are as follows:

i.	These condensed consolidated financial statements are extracted from the audited consolidated financial statements included in Section 2 of Volume I of the Public Accounts of Canada 2013, which are expected to be tabled in Parliament later this year.

ii.	The condensed consolidated financial statements are in agreement with the related information in the audited consolidated financial statements and contain the information necessary to avoid distorting or obscuring matters disclosed in the related complete consolidated financial statements, including the notes thereto.

iii.	As these condensed consolidated financial statements are, by their nature, summarized, they do not include all disclosures required by Canadian public sector accounting standards.

iv.	Readers interested in the disclosure of more detailed data should refer to the audited consolidated financial statements in the Public Accounts of Canada.

Annual Financial Report

2. Summary of Significant Accounting Policies

The reporting entity of the Government of Canada includes all of the government organizations which comprise the legal entity of the Government as well as other government organizations, including Crown corporations, which are separate legal entities but are controlled by the Government. The financial activities of all of these entities, except for enterprise Crown corporations and other government business enterprises, are consolidated in these financial statements on a line-by-line and uniform basis of accounting after eliminating significant inter-governmental balances and transactions. Enterprise Crown corporations and other government business enterprises, which are not dependent on the Government for financing their activities, are recorded under the modified equity method. The Canada Pension Plan (the Plan), which includes the assets of the Plan under the administration of the Canada Pension Plan Investment Board, is excluded from the reporting entity because changes to the Plan require the agreement of two thirds of participating provinces and it is therefore not controlled by the Government.

The Government accounts for transactions on an accrual basis, using the Government’s accounting policies that are described in Note 1 to its audited consolidated financial statements, which are based on Canadian public sector accounting standards. The presentation and results using the stated accounting policies do not result in any significant differences from Canadian public sector accounting standards.

Financial assets recorded on the Condensed Consolidated Statement of Financial Position can provide resources to discharge liabilities or finance future operations and are recorded at the lower of cost or net realizable value. Non-financial assets cannot normally be converted into cash to finance future operations without disrupting government operations; they are recorded at cost less accumulated amortization. Liabilities are recorded at the estimated amount ultimately payable, adjusted for the passage of time, as required. Obligations for pensions and other future benefits are measured on an actuarial basis. Allowances for valuation are established for loans, investments and advances, as well as for loan guarantees and other obligations.

Some amounts in these condensed consolidated financial statements are based on estimates and assumptions made by the Government. These are based on facts and circumstances available at the time estimates and assumptions are made, historical loss experience and general economic conditions. By their nature, these estimates are subject to measurement uncertainty. The effect of changes to such estimates and assumptions in future periods could be significant to the financial statements. Significant estimates used in the financial statements affect the accrual of tax revenues and the related amounts receivable and payable, including the liabilities under provincial and territorial tax collection agreements, valuation allowances for loans, investments and advances, obligations for public sector pensions and other employee and veteran future benefits, contingent liabilities, environmental liabilities and other transfer payments.

3. Accounting Changes and Restatement

i. Tax revenues

During 2012–13, the Government retroactively adopted the new standards of the Public Sector Accounting Board regarding the presentation of certain tax expenditures. Tax expenditures that provide a financial benefit through the tax system, and are not related to the relief of taxes paid or payable, are now shown as transfer payment expenses. Tax expenditures that reduce taxes paid or payable are considered tax concessions and will continue to be netted against the applicable tax revenue. The impact of this reclassification on the Condensed Consolidated Statement of Operations and Accumulated Deficit is an increase to both income tax revenues and other transfer payments expense of $3,152 million ($3,207 million in 2011–12), with no impact on the annual deficit.

Fiscal Year 2012–2013

ii. Government transfers

During 2012–13, the Government adopted the revised recommendations of the Public Sector Accounting Board regarding government transfers. The revised recommendations clarify the difference between eligibility criteria and stipulations and their roles in the recognition of government transfers by the transferring and recipient governments. From the perspective of Canada as the transferring government, the authorization of a government transfer can occur either by the date of the condensed consolidated financial statements or during the period between the date of the condensed consolidated financial statements and the completion of those statements. When the Government provides the transfer pursuant to a financing arrangement, it does not recognize a prepayment. These changes were adopted prospectively by the Government and did not have a material effect on the financial results for the current year.

iii. Restatement of accumulated sick leave entitlements

Certain employees of the public service are provided with sick leave benefits that accumulate but do not vest. Due to the nature of these benefits, actuarial valuations are required to estimate the Government’s obligation with respect to the accumulated sick leave benefits earned by employees.

The Government of Canada has reviewed its approach for the evaluation, accounting and reporting of accumulated sick leave entitlements. In the past, the Government of Canada recognized sick leave benefit expenses when they were used by employees and no liability for accumulated sick leave benefits was recorded in the condensed consolidated financial statements as it was not considered significant. In 2012–13, an actuarial valuation was performed to measure the accumulated sick leave entitlements that are anticipated to be used in future years. As a result of this valuation, the Government of Canada has recorded for the first time an obligation in the condensed consolidated financial statements for accumulated sick leave entitlements, with retroactive restatement of comparative years.

As a result of this restatement, the opening balance of pensions and other future benefits, net debt and the beginning balance of accumulated deficit of the Government of Canada have increased by $1,400 million ($1,341 million in 2011–12), creating an increase in the 2011–12 annual deficit of $59 million.

4. Source of Budget Amounts

The budget amounts included in the Condensed Consolidated Statement of Operations and Accumulated Deficit and the Condensed Consolidated Statement of Change in Net Debt are derived from the amounts that were budgeted for 2012–13 in the March 2012 Budget Plan (Budget 2012). Budget 2012 amounts have been restated to reflect the reclassification of Canada Mortgage and Housing Corporation – Minister’s Account from a consolidated Crown corporation to an enterprise Crown corporation in 2011–12, and the reclassification of certain tax expenditures under new recommendations of the Public Sector Accounting Board in 2012–13. In addition, interest owed to taxpayers ceased to be netted against interest income in 2012–13 and has been reclassified to expenses. These restatements have resulted in, respectively, a $2,133 million decrease in budgeted other program expenses and a $2,133 million increase in budgeted other transfer payments expense; a $3,152 million increase in both budgeted income tax revenues and budgeted other transfer payments expense; and a $551 million increase in both budgeted other revenues and budgeted other program expenses.

These restatements had no overall impact on the budgeted 2012–13 annual deficit. In addition, since actual opening numbers of the accumulated deficit and net debt were not available at the time of preparation of Budget 2012, the corresponding amounts in the budget column have been adjusted to the actual closing numbers of the previous year.

Annual Financial Report

5. Contractual Obligations

Contractual obligations that will materially affect the level of future expenditures include transfer payment agreements, acquisitions of property and equipment, and goods and services, operating leases and funding of international organizations. At March 31, 2013, contractual obligations amount to $72,040 million ($68,247 million in 2011–12), of which $28,783 million pertains to fiscal year 2013–14.

6. Contingent Liabilities

Contingent liabilities arise in the normal course of operations and their ultimate disposition is unknown. The Government’s contingent liabilities include guarantees provided by the Government, callable share capital in international organizations, environmental liabilities, claims and pending and threatened litigation, and insurance programs of agent enterprise Crown corporations.

i.	Guarantees provided by the Government include guarantees on the borrowings of enterprise Crown corporations and other government business enterprises, loan guarantees, insurance programs managed by the Government, and other explicit guarantees. At March 31, 2013, these guarantees amount to $392,119 million ($250,434 million in 2011–12) for which an allowance of $428 million ($506 million in 2011–12) has been recorded. Of the total amount guaranteed, $243,581 million ($242,328 million in 2011–12) relates to guarantees on the borrowings of agent enterprise Crown corporations for which no allowance (nil in 2011–12) has been recorded.

ii.	The Government has callable share capital in certain international organizations that could require payments to those agencies. At March 31, 2013, callable share capital amounts to $26,094 million ($25,051 million in 2011–12).

iii.	Environmental liabilities are accrued to record the estimated costs related to the remediation of contaminated sites and future asset restoration where the Government is obligated or likely obligated to incur such costs. At March 31, 2013, the Government has recorded environmental liabilities of $10,600 million ($8,362 million in 2011–12).

The Government has estimated additional clean-up costs for remediation of contaminated sites for which it may be potentially liable of $971 million ($1,057 million in 2011–12). In addition, the Government has estimated further clearance costs related to unexploded explosive ordnance affected sites ranging from $180 million to $524 million. These future costs are not accrued as the Government’s obligation to incur these costs is not determinable at this time.

iv.	There are thousands of claims and pending and threatened litigation cases outstanding against the Government. While the total amount claimed in these actions is significant, their outcomes are not determinable. The Government has recorded an allowance for claims and litigation where it is likely that there will be a future payment and a reasonable estimate of the loss can be made. Claims and litigation for which the outcome is not determinable and for which an amount has not been accrued are estimated at $5,041 million ($4,769 million in 2011–12). Certain large and significant claims relate to comprehensive land claims, specific claims, and assessed taxes under objection or appeal.

v.	At March 31, 2013, insurance in force relating to self-sustaining insurance programs operated by three agent enterprise Crown corporations amounts to $1,622,793 million ($1,589,358 million in 2011–12). The Government expects that all three corporations will cover the cost of both current claims and possible future claims.